UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes   ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2017     as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2018 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F. In this document, “PEMEX” refers to Petróleos Mexicanos, the following seven operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene) (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 4 to the consolidated financial statements included in the Form 20-F.

The following discussion of PEMEX’s recent results includes preliminary estimated unaudited financial results as of and for the three-month period ended March 31, 2018, including the unaudited consolidated interim statement of financial position as of March 31, 2018 and the unaudited consolidated interim statements of comprehensive income and of cash flows for the three months ended March 31, 2018 beginning on page A-1. This unaudited financial information is preliminary and is subject to additional adjustments, which could be material.

Exchange Rates

On May 11, 2018, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 19.365 = U.S. $1.00.

Exploration and Production

On May 7, 2018, we entered into various contracts for hydrocarbon exploration and extraction, including a contract with Shell Exploración y Extracción de México, S.A. de C.V. and a contract with Chevron Energía de México, S. de R.L. de C.V. and Inpex E&P México, S.A. de C.V. All of these contracts are for work in deepwater blocks in the Gulf of Mexico, which were part of the bidding process hosted by the Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission) as part of Round 2.4.

Selected Financial Data

The selected financial data as of December 31, 2017 is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of March 31, 2018 and for the three-month periods ended March 31, 2017 and 2018 is derived from the unaudited condensed consolidated interim financial statements of PEMEX.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,	March 31,(2)
	2017	2017	2018
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	347,431	397,396
Operating income	n.a.	72,742	107,411
Financing income	n.a.	3,608	9,120
Financing cost	n.a.	(25,894)	27,169
Derivative financial instruments income—Net	n.a.	601	11,674
Exchange gain (loss)—Net	n.a.	142,090	120,853
Net income (loss) for the period	n.a.	87,936	113,312
Statement of Financial Position Data (end of period)
Cash and cash equivalents	97,852	105,497	111,186
Total assets	2,132,002	2,232,841	2,136,227
Long-term debt	1,880,666	1,714,338	1,755,611
Total long-term liabilities	3,245,227	3,059,892	3,126,246
Total (deficit) equity	(1,503,352)	(1,155,504)	(1,395,574)
Statement of Cash Flows
Depreciation and amortization	n.a.	35,714	34,471
Acquisition of wells, pipelines, properties, plant and equipment(3)	n.a.	8,921	5,894
Other Financial Data
Ratio of earnings to fixed charges(4)(5)	—	3.9	4.3

Note:  n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 4 to the consolidated financial statements included in the Form 20-F.
(2)	Unaudited.
(3)	Includes capitalized finance cost.
(4)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus distributed income of equity investees. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period, plus amortization premiums related to indebtedness and plus the estimated interest on rental expense. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.
(5)	Earnings for the year ended December 31, 2017 were insufficient to cover fixed charges, which exceeded earnings by Ps. 289,033 million.

Source:  PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX as of March 31, 2018.

	As of March 31, 2018(1)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	1,511,299	U.S.$	82,384
Long-term domestic debt		244,312		13,318

Total long-term debt(2)		1,755,611		95,702

Certificates of Contribution “A”(3)		356,544		19,436
Mexican Government contributions to Petróleos Mexicanos		43,731		2,384
Legal reserve		1,002		55
Accumulated other comprehensive result		(158,388)		(8,634)
(Deficit) from prior years		(1,752,707)		(95,544)
Net income for the period(4)		113,301		6,176

Total controlling interest		(1,396,518)		(76,127)
Total non-controlling interest		944		51

Total (deficit) equity		(1,395,574)		(76,076)

Total capitalization	Ps.	360,037	U.S. $	19,626

Note:	Numbers may not total due to rounding.
(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 18.3445 = U.S. $1.00 as of March 31, 2018. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	Total long-term debt does not include short-term indebtedness of Ps. 194,257 million (U.S. $10,589 million) as of March 31, 2018.
(3)	Equity instruments held by the Federal Government of Mexico (which we refer to as the Mexican Government).
(4)	Excluding amounts attributable to non-controlling interests of Ps. 11 million.
Source:	PEMEX’s unaudited condensed consolidated financial information.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the three months ended March 31, 2018 compared to the three months ended March 31, 2017

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial information. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F.

	Three months ended March 31,(1)
	2017		2018(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	217,740	Ps.	237,789	U.S.$	35,286
Export		127,319		157,573		19,161
Services income		2,372		2,034		636

Total sales		347,431		397,396		55,083
Impairment (Reversal of impairment) of wells, pipelines, plant and equipment		22,329		(19,038)		(2,005)
Cost of sales		235,363		276,772		38,442

Gross income		89,739		139,662		18,646
General expenses		33,171		36,496		5,814
Other revenues—Net		16,174		4,245		731

Operating income		72,742		107,411		13,563
Financing income		3,608		9,120		646
Financing cost		(25,894)		(27,169)		(4,230)
Derivative financial instruments income—Net		601		11,674		1,373
Exchange (loss) income—Net		142,090		120,853		9,575
Profit sharing in joint ventures and associates		241		285		6

(Loss) income before taxes, duties and other		193,389		222,174		20,933
Total taxes, duties and other		105,453		108,862		15,884

Net (loss) income for the period	Ps.	87,936		113,312		5,049
Other comprehensive results for the period		(10,431)		(6,534)		(517)

Comprehensive result for the period	Ps.	77,505	Ps.	106,778	U.S.$	4,532

Note: Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 18.3445 = U.S. 1.00 at March 31, 2018. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial information.

Total Sales

Total sales increased by 14.4% or Ps. 50.0 billion in the first three months of 2018, from Ps. 347.4 billion in the first three months of 2017 to Ps. 397.4 billion in the first three months of 2018, mainly due to a 9.2% increase in domestic sales and a 23.8% increase in export sales as further discussed below.

Domestic Sales

Domestic sales increased by 9.2% in the first three months of 2017, from Ps. 217.7 billion in the first three months of 2017 to Ps. 237.8 billion in the first three months of 2018, mainly due to the increase in the sales prices of gasoline, diesel, fuel oil, natural gas and jet fuel. Domestic sales of petroleum products increased by 13.1% in the first three months of 2018, from Ps. 178.5 billion in the first three months of 2017 to Ps. 201.9 billion in the first three months of 2018, mainly due to a 15.7% increase in the average price of gasoline, a 13.5% increase in the average price of diesel, a 23.1% increase in the average price of fuel oil and a 18.0% increase in the average price of jet fuel. These prices increased as a result of the gradual removal of price controls as part of the liberalization of fuel prices in Mexico. This increase was partially offset by (i) a 11.6% decrease in diesel sales volume as a result of decreased demand, which in turn was primarily the result of an increase in average prices and (ii) a 19.1% decrease in fuel oil sales volume due to decreased demand for this product.

Domestic sales of natural gas decreased by 8.4% in the first three months of 2018, from Ps. 17.8 billion in the first three months of 2017 to Ps. 16.3 billion in the first three months of 2018, mainly due to a 28.9% decrease in sales volume due to lower production and the loss of market share. Domestic sales of liquefied petroleum gas (LPG) increased by 6.1% in 2018, from Ps. 13.5 billion in the first three months of 2017 to Ps. 14.3 billion in the first three months of 2018, mainly as a result of a 12.1% increase in its average price sales.

Export Sales

Export sales increased by 23.8% in peso terms in the first three months of 2018 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 127.3 billion in the first three months of 2017 to Ps. 157.6 billion in the first three months of 2018. This increase was mainly due to a 23.9% increase in the weighted average Mexican export crude oil price in the first three months of 2018, compared to the first three months of 2017. From January 1, 2017 to March 31, 2017, the weighted average Mexican export crude oil price was U.S. $45.88 per barrel, compared to U.S. $56.86 per barrel in the same period of 2018.

Excluding the trading activities of the Trading Companies (as defined in the Form 20-F) (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the Trading Companies and third parties increased by Ps. 22.2 billion, from Ps. 109.7 billion in the first three months of 2017 to Ps. 131.9 billion in the first three months of 2018. In U.S. dollar terms, excluding the trading activities of the Trading Companies, total export sales (which are U.S. dollar-denominated) increased by 31.2% in the first three months of 2018, from U.S. $5.4 billion in the first three months of 2017 to U.S. $7.0 billion in the first three months of 2018. This was mainly due to the above mentioned increase of 23.9% in the weighted average export price of Mexican crude oil. The trading and export activities of the Trading Companies generated additional revenues of Ps. 25.7 billion in the first three months of 2018, which was 45.5% higher in peso terms than the Ps. 17.6 billion of additional revenue generated in the first three months of 2017, mainly due to the increase in the price of petroleum products.

Crude oil and condensate sales increased by 28.2%, from Ps. 92.5 billion in the first three months of 2017 to Ps. 118.6 billion in the first three months of 2018, and in U.S. dollar terms increased by 40.0%, from U.S. $4.5 billion in the first three months of 2017 to U.S. $6.3 billion in the first three months of 2018 primarily due to price increases. The weighted average price per barrel of crude oil that Pemex Exploration and Production sold to PMI for export in the first three months of 2018 was U.S. $56.86, 23.9% higher than the weighted average price of U.S. $45.88 in the first three months of 2017. Crude oil and condensate export sales to PMI accounted for 83.7% of total export sales (excluding commercial activities of PMI subsidiaries) in the first three months of 2018, compared to 86.1% in the first three months of 2017

As of March 31, 2018, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 18.7590 to U.S. $1.00, compared to Ps. 20.3881 to U.S. $1.00 during the same period of 2017, representing an appreciation of the Mexican peso against the U.S. dollar by Ps. 1.6291 (or 8.0%), which had a unfavorable effect on our export sales of Ps. 9.0 billion.

Service Income

Service income decreased by 13.0% in the first three months of 2018, from Ps. 2.3 billion in the first three months of 2017 to Ps. 2.0 billion in the first three months of 2018, mainly as a result of a decrease in transportation services provided by Pemex Logistics to third parties.

Cost of Sales

Cost of sales increased by 17.6%, from Ps.235.4 billion in the first three months of 2017 to Ps.276.8 billion in the first three months of 2018. This increase was mainly due to (1) an increase of Ps. 18.8 billion in import purchases, primarily Magna gasoline, due to the increase in the volume of imports to meet demand in the domestic market; (2) a Ps. 2.8 billion increase in taxes and duties on exploration and extraction of hydrocarbons resulting from higher average sale prices in the first three months of 2018 compared to the first three months of 2017; (3) a Ps. 3.0 billion increase in operating expenses, mainly due to an increase in salaries and benefits; (4) a 7.6 billion increase in the trading activities of the Trading Companies; and (5) a Ps. 2.7 billion increase in the cost of unsuccessful wells due to a decrease in the success rate in the drilling of wells.

Net Impairment of Wells, Pipelines, Properties, Plant and Equipment

Net impairment of wells, pipelines, plant and equipment decreased by Ps. 41.4 billion in the first three months of 2018 as compared to the first three months of 2017, from a recognition of impairment of Ps. 22.3 billion as of March 31, 2017 to a net reversal of impairment of Ps. 19.0 billion as of March 31, 2018.

As of March 31, 2017 we recognized an impairment in the cash generating units of Pemex Exploration and Production of Ps. 12.0 billion and Pemex Industrial Transformation of Ps. 10.3 billion, mainly due to the appreciation of the Mexican peso against the U.S. dollar by 9% from an exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to an exchange rate of Ps. 18.8092 to U.S. $1.00 as of March 31, 2017, given that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the date of report.

As of March 31, 2018, we recognized a net reversal of impairment in the cash generating units of Pemex Exploration and Production of Ps. 12.6 billion, primarily due to: (i) a 1.7% increase in the forward price of crude oil, from U.S. $55.89 per barrel in March 2017 to U.S. $56.88 per barrel in March 2018; and (ii) improvements in the Cantarell, Aceite Terciario del Golfo and Antonio J. Bermúdez projects. As of March 31, 2018, we also recognized a net reversal of impairment in the cash generating units of Pemex Industrial Transformation of Ps. 6.4 billion, mainly due to: (i) an increase in sale prices associated with transportation fees; and (ii) a decrease in the expenses of capitalized maintenance in the refined line.

Operating Expenses

Total operating expenses (including distribution, transportation, and sales expenses and administrative expenses) increased by 10.0%, from expenses of Ps. 33.2 billion for the first three months of 2017 to Ps. 36.5 billion for the first three months of 2018, mainly due to an increase in administrative expenses relating to contributions to the defined contribution pension plan and incentives to encourage employees to migrate from the defined benefit pension plan to the defined contribution plan.

Other Revenues / Expenses, Net

Other revenues, net, decreased by Ps. 11.9 billion in the first three months of 2018, from net revenues of Ps. 16.2 billion in the first three months of 2017 to net revenues of Ps. 4.2 billion in the first three months of 2018. This decrease was mainly due to the recovery of an insurance payment in 2017 of Ps. 13.6 million relating to the accident that occurred on the Abkatún-A platform in April 2015 and was not present in the same period in 2018.

Financing Income

Financial income increased by Ps. 5.5 billion in the first three months of 2018, from Ps. 3.6 billion in the first three months of 2017 to Ps. 9.1 billion in the first three months of 2018, mainly due to (i) interest income we earned from promissory notes issued by the Mexican Government in relation to its assumption of some of the liabilities for employee benefits and (ii) interest income associated with financial products and investment securities, which increased due to increases in interest rates.

Financing Costs

Financing costs increased by Ps. 1.3 billion in the first three months of 2018, from Ps. 25.9 billion in the first three months of 2017 to Ps. 27.2 billion in the first three months of 2018, mainly due to an increase in interest expenses as a result of higher levels of indebtedness from additional borrowings obtained.

Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income (cost), net, increased by Ps. 11.1 billion in the first three months of 2018, from an income of Ps. 0.6 billion in the first three months of 2017 to an income of Ps. 11.7 billion in the first three months of 2018, mainly due the volatility of market variables involved in the fair value valuation and the depreciation of the U.S. dollar relative to other foreign currencies we hedge.

Foreign Exchange Income (Loss), Net

A substantial portion of our debt (86.0% as of March 31, 2018) is denominated in foreign currency. Foreign exchange income decreased by Ps. 21.2 billion, from foreign exchange income of Ps. 142.1 billion in the first three months of 2017 to a foreign exchange income of Ps. 120.9 billion in the first three months of 2018, primarily as a result of the appreciation of the peso against the U.S. dollar. The value of the peso in U.S. dollar terms appreciated by 9.0% from Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to Ps. 18.8092 to U.S. $1.00 as of March 31, 2017, as compared to a 7.3% appreciation of the peso in U.S. dollar terms from Ps. 19.7867 to U.S. $1.00 as of December 31, 2017 to Ps. 18.3445 to U.S. $1.00 as of March 31, 2018.

Taxes, Duties and Other

Hydrocarbon extraction duties and other duties and taxes paid increased by 3.2% in the first three months of 2018, from Ps. 105.5 million in the first three months of 2017 to Ps.108.9 million in the first three months of 2018, mainly due to the 23.9% increase in the weighted average export price of Mexican crude oil, from U.S. $45.88 per barrel in the first three months of 2017 to U.S. $56.86 per barrel in the first three months of 2018. Income related duties and taxes represented 27.4% and 30.4% of total sales in the first three months of 2018 and 2017, respectively.

Net Income/Loss

In the first three months of 2018, we had net income of Ps. 113.3 billion, as compared to a net income of Ps. 87.9 billion in the first three months of 2017.

The increase in net income was mainly the result of a Ps. 49.9 billion increase in total sales, mainly due to the increase in domestic sales prices of gasoline, diesel, fuel oil and jet fuel and average sales prices in export sales of our petroleum products, as a result of an increase in the weighted average Mexican export crude oil price, and Ps. 41.4 billion due to recognition of the reversal of the impairment.

This increase was partially offset by a Ps. 41.4 billion increase in the cost of sales, a Ps. 11.9 billion decrease in other income and Ps. 3.4 billion increase in taxes and other duties, mainly due to the increase in the weighted average price of the export price of Mexican crude oil.

Other Comprehensive Results

In the first three months of 2018, we reported a net loss of Ps. 6.5 billion in other comprehensive results as compared to net loss of Ps. 10.4 billion in the first three months of 2017, mainly due to a decrease in the loss from the foreign currency translation effect due to the appreciation of the peso against the U.S. dollar.

Liquidity

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of March 31, 2018 and December 31, 2017.

	As of
	March 31, 2018		December 31, 2017
	(millions of pesos)
Borrowing base under lines of credit	Ps.	93,209	Ps.	122,560
Cash and cash equivalents		111,186		97,851

Liquidity	Ps.	204,395	Ps.	220,411

Business Overview

Set forth below are selected summary operating data relating to PEMEX.

	Three months ended March 31,
	2017		2018		Change	%
Operating Highlights
Production
Crude oil (tbpd)		2,018		1,896	(122)	(6.0)
Natural gas (mmcfpd)		5,337		4,801	(536)	(10.0)
Petroleum products (tbpd)		1,108		725	(382)	(34.5)
Dry gas from plants (mmcfpd)		2,783		2,462	(320)	(11.5)
Natural gas liquids (tbpd)		308		254	(54)	(17.5)
Petrochemicals (tt)		893		590	(303)	(33.9)
Average crude oil exports (tbpd)(1)
Olmeca		53.90		n.a.	(53.90)	(100)
Isthmus		50.37		62.73	12.36	24.54
Maya		43.53		56.13	12.60	28.95

Total		44.14		56.42	12.28	27.81
Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S. $	4,359.8	U.S. $	6,285.9	1,926.1	44.2
Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	53.91		n.a.	(53.91)	(100)
Isthmus		50.37		62.73	12.36	24.54
Maya		43.53		56.13	12.60	28.95

Weighted average price(4)	U.S. $	56.77	U.S. $	41.21	(15.56)	(27.4)
West Texas Intermediate crude oil average price per barrel(4)	U.S. $	51.73	U.S. $	62.80	11.07	21.4

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

n.a. not available

(1)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of March 31, 2018.
(2)	Average price during period indicated based on billed amounts.
(3)	On May 8, 2018, the weighted average price of PEMEX’s crude oil export mix was U.S. $60.88 per barrel.
(4)	On May 8, 2018, the West Texas Intermediate crude oil spot price was U.S. $69.06 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Directors and Executive Officers

Effective May 2, 2018, the Board of Directors of Petróleos Mexicanos appointed Mr. Felipe Duarte Olvera, independent member of the Board of Directors of Petróleos Mexicanos, as Chairperson of the Audit Committee and Ms. Maria Teresa Fernández Labardini, independent member of the Board of Directors of Petróleos Mexicanos, as Chairperson of the Acquisitions, Leasing, Public Works and Services Committee.

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2018 AND 2017

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(Figures stated in thousands)

	March 31, 2018		December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	Ps.	111,186,450	Ps.	97,851,754
Accounts receivable, net		169,999,922		170,645,234
Inventories, net		58,562,941		63,858,930
Available—for—sale financial assets		1,056,968		1,056,918
Derivative financial instruments		42,652,628		30,113,454

Total current assets		383,458,909		363,526,290
Non-current assets:
Investments in joint ventures and associates		15,550,152		16,707,364
Wells, pipelines, properties, plant and equipment, net		1,423,078,957		1,436,509,326
Long-term notes receivable		147,324,213		148,492,909
Deferred taxes		146,178,415		146,192,485
Intangible assets		9,082,716		9,088,563
Other assets		11,554,563		11,485,177

Total non-current assets		1,752,769,016		1,768,475,824

Total assets	Ps.	2,136,227,925	Ps.	2,132,002,114

LIABILITIES
Current liabilities:
Short-term debt and current portion of long—term debt	Ps.	194,256,753	Ps.	157,209,467
Suppliers		112,102,062		139,955,378
Taxes and duties payable		57,766,909		51,004,960
Accounts and accrued expenses payable		20,960,518		23,211,401
Derivative financial instruments		10,469,110		17,745,979

Total current liabilities		395,555,352		389,127,185
Long-term liabilities:
Long-term debt		1,755,611,278		1,880,665,604
Employee benefits		1,275,872,442		1,258,436,122
Provisions for sundry creditors		86,930,637		87,677,423
Other liabilities		13,756,644		14,194,237
Deferred taxes		4,075,556		4,253,928

Total long-term liabilities		3,136,246,557		3,245,227,314

Total liabilities	Ps.	3,531,801,909	Ps.	3,634,354,499

EQUITY (DEFICIT), NET
Controlling interest:
Certificates of Contribution “A”	Ps.	356,544,447	Ps.	356,544,447
Mexican Government contributions		43,730,591		43,730,591
Legal reserve		1,002,130		1,002,130
Accumulated other comprehensive result		(158,388,228)		(151,887,182)
Accumulated deficit:
From prior years		(1,752,707,478)		(1,471,862,579)
Net loss for the year		113,300,858		(280,844,899)

Total controlling interest		(1,396,517,680)		(1,503,317,492)
Total non-controlling interest		943,696		965,107

Total equity (deficit), net	Ps.	(1,395,573,984)	Ps.	(1,502,352,385)

Total liabilities and equity (deficit), net	Ps.	2,136,227,925	Ps.	2,132,002,114

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Figures stated in thousands)

	2018		2017
Net sales:
Domestic	Ps.	237,789,033	Ps.	217,740,194
Export		157,572,732		127,318,712
Services income		2,033,798		2,371,834

Total of sales		397,395,563		347,430,740
Impairment (reversal) of wells, pipelines, properties, plant and equipment, net		(19,038,380)		22,329,322
Cost of sales		276,771,882		235,362,529

Gross income (loss)		139,662,061		89,738,889
Other revenues (expenses), net		4,245,214		16,174,073
General expenses:
Distribution, transportation and sale expenses		5,523,083		5,014,424
Administrative expenses		30,973,311		28,157,110

Operating income (loss)		107,410,881		72,741,428

Financing income(1)		9,120,059		3,608,504
Financing cost(2)		(27,168,699)		(25,894,074)
Derivative financial instruments income (cost), net		11,673,724		600,635
Foreign exchange income (loss), net		120,853,338		142,090,145

		114,478,422		120,405,210
Profit sharing in joint ventures and associates		285,187		241,527

Income(loss) before duties, taxes and other		222,174,490		193,388,165

Profit sharing duty, net		108,074,511		102,966,781
Income tax		787,868		2,486,092

Total duties, taxes and other		108,862,379		105,452,873

Net income		113,312,111		87,935,292

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets		—		1,544,963
Currency translation effect		(6,533,710)		(11,975,859)

Total other comprehensive results		(6,533,710)		(10,430,896)

Total comprehensive loss	Ps.	106,778,401	Ps.	77,504,396

Net income attributable to:
Controlling interest	Ps.	113,300,858	Ps.	87,941,225
Non-controlling interest		11,253		(5,933)

Net income	Ps.	113,312,111	Ps.	87,935,292

Other comprehensive results attributable to:
Controlling interest	Ps.	(6,501,046)	Ps.	(10,383,465)
Non-controlling interest		(32,664)		(47,431)

Total other comprehensive results	Ps.	(6,533,710)	Ps.	(10,430,896)

Comprehensive (loss) income:
Controlling interest	Ps.	106,799,812	Ps.	77,557,760
Non-controlling interest		(21,411)		(53,364)

Total comprehensive income	Ps.	106,778,401	Ps.	77,504,396

(1)	Includes financing income from investments and gain on discount rate of plugging of wells in 2018 and 2017.
(2)	Mainly interest on debt.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2018 AND 2017

(Figures stated in thousands)

	2018		2017
Operating activities
Net (loss)	Ps.	113,312,111	Ps.	87,935,292
Depreciation and amortization		34,471,051		35,713,890
(Reversal) Impairment of wells, pipelines, properties, plant and equipment		(19,038,379)		22,329,320
Unsuccessful wells		4,250,318		1,518,728
Exploration costs		(97,582)		(3,043,943)
Disposal of wells, pipelines, properties, plant and equipment		9,325,499		2,144,050
Profit share in joint ventures and associates		(285,187)		(241,527)
Decrease on available–for-sale financial assets		—		474,675
Effects of net present value of reserve for well abandonment		(5,049,000)		—
Unrealized foreign exchange (income) loss		(114,190,113)		(142,489,924)
Interest expense		27,168,699		25,894,074

		49,867,417		30,234,635
Derivative financial instruments		(19,816,044)		(12,010,419)
Accounts receivable		645,312		(23,892,884)
Inventories		5,295,989		2,013,252
Long-term receivables		1,168,696		325,351
Intangible assets		(4,146,890)		55,541
Other assets		(69,387)		(147,972)
Accounts payable and accrued expenses		(2,250,883)		19,950,184
Taxes and duties payable		(99,254,386)		(102,030,439)
Taxes and duties paid		106,016,335		105,006,583
Suppliers		(27,853,316)		(66,649,258)
Provisions for sundry creditors		517,628		(207,057)
Employee benefits		17,436,320		19,597,621
Deferred taxes		(164,302)		1,498,340

Net cash flows from (used in) operating activities		27,392,489		(26,256,522)

Investing activities
Acquisition of wells, pipelines, properties, plant and equipment		(5,894,028)		(8,920,526)
Proceeds from available-for-sale financial assets		—		684,030

Net cash flows used in investing activities		(5,894,028)		(8,236,496)

Financing activities
Loans obtained from financial institutions		252,230,092		177,833,496
Debt payments, principal only		(214,765,892)		(154,147,818)
Interest paid		(38,449,826)		(34,892,241)

Net cash flows from financing activities		(985,626)		(11,206,563)

Net (decrease) increase in cash and cash equivalents		20,512,835		(45,699,581)
Effects of foreign exchange on cash balances		(7,178,139)		(12,336,157)
Cash and cash equivalents at the beginning of the year		97,851,754		163,532,513

Cash and cash equivalents at the end of the period	Ps.	111,186,450	Ps.	105,496,775

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: May 15, 2018

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.